Notice to ASX/LSE Notice of dividend currency exchange rates – 2022 final dividend 14 April 2023 On 22 February 2023, Rio Tinto announced a final dividend of 225.00 US cents per share for the full year ended 31 December 2022, with Rio Tinto Limited shareholders to be paid a final dividend of 326.49 Australian cents per ordinary share and Rio Tinto plc shareholders to be paid a final dividend of 185.35 British pence per ordinary share. American Depositary Receipt (ADR) holders will receive the dividends in US dollars as announced on 22 February 2023. The currency exchange rates which apply to Rio Tinto Limited shareholders who elect to receive the final dividend in pounds sterling or New Zealand dollars and Rio Tinto plc shareholders who elect to receive the final dividend in Australian dollars or New Zealand dollars are the currency exchange rates applicable on 13 April 2023. This announcement confirms the currency exchange rates applicable for the 2022 final dividend for shareholders who have made a currency election: Declared 2022 final dividend Exchange rate Final dividend per share following currency election Final dividend of 326.49 Australian cents 0.54095 176.61 British pence 1.07566 351.19 New Zealand cents Final dividend of 185.35 British pence 1.84860 342.64 Australian cents 1.98850 368.57 New Zealand cents The final dividend will be paid to shareholders of Rio Tinto Limited and Rio Tinto plc and to ADR holders on 20 April 2023. Exhibit 99.7

Notice to ASX/LSE 2 / 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118 Media Relations, Americas Simon Letendre M +514 796 4973 Malika Cherry M +1 418 592 7293 Investor Relations, United Kingdom Menno Sanderse M +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com